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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                                LOISLAW.COM, INC.
                       (Name of Subject Company (Issuer))

                              LL ACQUISITION CORP.
                             ASPEN PUBLISHERS, INC.
                         WOLTERS KLUWER U.S. CORPORATION
                                WOLTERS KLUWER NV
                                   (Offerors)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   541431-10-2
                      (CUSIP Number of Class of Securities)
--------------------------------------------------------------------------------


                                                         COPY TO:
       BRUCE C. LENZ                               ARNOLD J. SCHAAB, ESQ.
C/O WOLTERS KLUWER UNITED STATES INC.         PRYOR CASHMAN SHERMAN & FLYNN LLP
    161 NORTH CLARK STREET                            410 PARK AVENUE
        48TH FLOOR                                      10TH FLOOR
    CHICAGO, ILLINOIS 60601                      NEW YORK, NEW YORK 10022
       (312) 425-7000                                 (212) 326-0168


           (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)



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                            Calculation of Filing Fee
--------------------------------------------------------------------------------
        Transaction valuation *                Amount of filing fee**
--------------------------------------------------------------------------------


             $98,255,325.55                           $19,651.07


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*   For purposes of calculating the filing fee only. This calculation assumes the purchase of 25,546,089 shares of common stock, $.001 par value, of Loislaw.com, Inc., at $4.3545 net per share in cash, without interest.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by LL Acquisition Corp. for such number of Shares.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  $19,651.07
      Form or Registration No.: Schedule TO
      Filing Party: LL Acquisition Corp., Aspen Publishers, Inc., Wolters
        Kluwer U.S. Corporation and Wolters Kluwer NV
        Date Filed: December 29, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/   third-party tender offer subject to RULE 14d-1.

/ /   issuer tender offer subject to RULE 13e-4.

/ /   going-private transaction subject to RULE 13e-3.

/X/   Amendment to Schedule 13D under RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/



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      This Amendment No. 1, the final amendment, amends the Tender Offer
Statement on Schedule TO of LL Acquisition Corp., a Delaware corporation (the "Offeror"), Wolters Kluwer U.S. Corporation, a Delaware corporation (the "Parent"), Aspen Publishers, Inc., a Delaware corporation ("Aspen") and Wolters Kluwer nv, a corporation organized under the laws of the Netherlands ("Wolters Kluwer"), filed with the Securities and Exchange Commission on December 29, 2000, relating to the tender offer by the Offeror (the "Offer") for all outstanding shares of common stock (the "Shares"), par value $.001 per share of Loislaw.com, Inc., a Delaware corporation (the "Company").

      Pursuant to General Instruction H to Schedule TO, this final amendment satisfies the reporting requirement of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to all securities acquired by the Offeror in the Offer.

ITEM 8. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

      Item 8 of Schedule TO is hereby amended to add the following information:

      Immediately following the expiration of the Offer on January 29, 2001, the Offeror accepted for payment a total of 20,987,880 Shares, representing approximately 97% of the Shares.

ITEM 11. ADDITIONAL INFORMATION.

      Item 11 of Schedule TO is hereby amended to add the following information:

      The Offer terminated at Midnight, New York City Time, on Monday, January 29, 2001.


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 30, 2001                   LL ACQUISITION CORP.

                                          BY:  /s/ Bruce C. Lenz
                                             --------------------------
                                             Name:   Bruce C. Lenz
                                             Title:  Secretary


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 30, 2001                   ASPEN PUBLISHERS, INC.

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                                          BY:  /s/ Bruce C. Lenz
                                             --------------------------
                                             Name:  Bruce C. Lenz
                                             Title: Secretary


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 30, 2001                   WOLTERS KLUWER U.S. CORPORATION

                                          BY:  /s/ Bruce C. Lenz
                                             --------------------------
                                             Name:  Bruce C. Lenz
                                             Title: Executive Vice President


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2001                   WOLTERS KLUWER NV

                                          BY:  /s/ J.E.M. van Dinter
                                             ---------------------------
                                             Name:  J.E.M. van Dinter
                                             Title: Senior Vice President/
                                                    Chief Financial Officer